File No. _______________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-1

APPLICATION OR DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

CLECO CORPORATION
2030 Donahue Ferry Road
Pineville, Louisiana 71360
(318) 484-7400

(Names of companies filing this statement and address of principal executive offices)

Neal Chadwick, Esq.
Cleco Corporation
2030 Donahue Ferry Road
Pineville, Louisiana 71360

(Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and other communications in connection with this Application/Declaration to:

Neal Chadwick, Esq. Cleco Corporation 2030 Donahue Ferry Road Pineville, Louisiana 71360	Robert F. Shapiro, Esq. Adam Wenner, Esq Chadbourne & Parke LLP 1200 New Hampshire Avenue, NW Washington, D.C. 20036

i

ITEM 1.          DESCRIPTION OF PROPOSED TRANSACTION

                          1.1       Introduction

                         Cleco Corporation (“Cleco Corp.” or “Applicant”), a Louisiana corporation, is an exempt holding company pursuant to Section 3(a)(1) of the Public Utility Holding Company Act of 1935, as amended (the “Act”), and Rule 2 thereunder.[1] Cleco Corp. owns all of the issued and outstanding membership interests of Cleco Power LLC (“Cleco Power”), a Louisiana limited liability company, which provides electric utility service in central and southeastern Louisiana.

                         Cleco Midstream Resources LLC (“Cleco Midstream”), a wholly-owned subsidiary of Cleco Corp., is organized under the laws of the State of Louisiana. Its subsidiaries are engaged in energy procurement, developing, owning and operating generating projects through “exempt wholesale generators” (“EWGs”) under Section 32 of the Act, natural gas pipeline operations, generation facilities operations and maintenance, and energy management services.

                         Perryville Energy Holdings LLC (“Perryville Holdings”) is a wholly-owned subsidiary of Cleco Midstream. Perryville Holdings is a Louisiana limited liability company, and serves as the holding company of Perryville Energy Partners, LLC (“Perryville”).

                         Perryville is a limited liability company that owns the 718-megawatt Perryville generating facility (the “facility” or the “Perryville generating facility”), as well as the interconnection facilities used to connect the facility to the transmission system of Entergy Louisiana, Inc. (“Entergy LA”). Perryville is a Delaware company. Perryville has been determined by the Federal Energy Regulatory Commission (“FERC”) to be an EWG. Perryville Energy Partners L.L.C., 95 FERC ¶ 62,046 (2001).

                         Applicant is filing this Application/Declaration pursuant to Sections 9(a)(2) and 10 of the Act to request approval for the “acquisition” of all of the issued and outstanding membership interests stock of Perryville (the “Transaction”).

                         In response to a request for proposals issued by Entergy Louisiana, Inc. (“Entergy LA”) in the fall of 2002, Perryville submitted a proposal to sell the Perryville generating facility to Entergy LA. Perryville was selected as one of the successful long-term resource bidders. Following the selection of Perryville, Perryville filed for bankruptcy protection under Chapter 11 of the Bankruptcy Code as the result of the termination of a long-term off-take (tolling) agreement with Mirant Americas Energy Marketing, LP (“MAEM”) following MAEM’s Chapter 11 filing and MAEM’s subsequent rejection in bankruptcy of the tolling agreement. Perryville Holdings, whose sole asset is its ownership interest in Perryville, also filed for bankruptcy.

                         On January 28, 2004, Perryville reached an agreement, which was subsequently amended (the “Sale Agreement”) to sell the Perryville generating facility to Entergy LA (the “Entergy Transaction”) and also entered into a power purchase agreement, subsequently

1     See Statement, dated February 28, 2004, on Form U-3A-2 filed by Cleco Corp. in File No. 69-479.

amended (the “Power Purchase Agreement”) with Entergy Services, Inc. (“ESI”), whereby ESI will have exclusive rights to the output of the Perryville Facility until the earlier to occur of (i) the closing of the sale to Entergy LA or (ii) December 31, 2005. The Sale Agreement, which is subject to the Bankruptcy Court approval, provides for conditions customary to closing, including requisite regulatory approvals, as well as other covenants, representations, and warranties.

                         The sale of the Perryville generating facility to Entergy LA is structured as the disposition of generation-only facilities; in other words, Perryville will sell, and Entergy LA will acquire, only the Perryville generation facility. The Entergy Transaction will not involve the sale or transfer of any FERC-jurisdictional facilities — Perryville will retain the interconnection facilities that connect the generation facility to the Entergy LA transmission system, as well as all books and records associated with FERC-jurisdictional facilities. On October 6, 2004, FERC issued an order in which it disclaimed jurisdiction over the sale of the Perryville facility to Entergy LA (Exhibit D-2).

                         The interconnection facilities that Perryville will retain consist primarily of generator step-up transformers, circuit breakers and generator lead lines, with a total length of approximately 2,000 feet. Following the closing of the Entergy Transaction, Perryville will continue to own, operate and maintain the interconnection facilities, and it will use them to provide transmission service from the Perryville facility (which will be owned by Entergy LA) to the Entergy LA transmission system, pursuant to a FERC-filed transmission service rate schedule. Under Section 32(a) of the Act, to qualify as an EWG, a person must, among other things, be engaged directly, or indirectly through one more affiliates, “in the business of owning or operating, or both owning and operating, all or part of one or more eligible facilities and selling electric energy at wholesale.” An “eligible facility” is defined in Section 32(a)(2) as “a facility used for the generation of electric energy exclusively for sale at wholesale, or … used for the generation of electric energy and leased to one or more public utility companies….” Following the closing of the Entergy Transaction, Perryville will no longer own generation facilities or be engaged in selling electric energy at wholesale. As a result, it will cease to qualify as an EWG and will become a “public-utility company” within the meaning of Section 2(a)(5) of the Act.

                         As described above, Cleco Corp. is an affiliate of Cleco Power. In addition, Cleco Corp. is, and following the Transaction will remain, the indirect owner of all of the outstanding voting securities of Perryville. As a result, following the Transaction, Cleco Corp. will be an affiliate, under Section 2(a)(11)(A), of two public-utility companies, Cleco Power and Perryville. Because Cleco Corp. already owns the securities of Perryville, it could be argued that Cleco Corp. will not “acquire” the securities of a public-utility company within the meaning of Section 9(a)(2) of the Act. However, in order to remove uncertainty on this question, Applicant requests the Commission to assume, for purposes of this matter, that Cleco Corp.’s retention of the securities of Perryville, in its new status as a public-utility company, is subject to approval under Sections 9(a)(2) and 10 of the Act, and also requests that the Commission grant such approval.

                         Cleco Corp.’s indirect retention of the Perryville-owned interconnection facilities is not subject to approval by the Louisiana Public Service Commission (“LPSC”) or any other state commission approval. However, Entergy LA’s acquisition of the Perryville generating facility is subject to approval by the LPSC.[2] An application for approval of Entergy LA’s acquisition of the Perryville facility was submitted on March 19, 2004, and a decision is expected in 2005.

                         1.2       Description of Cleco Corp. and its Subsidiaries

                         Cleco Corp. is incorporated under the laws of the State of Louisiana. Cleco Corp’s business is the holding of all of the outstanding capital stock or membership interests of its subsidiaries. Cleco Corp. does not own any property used for the generation, transmission, or distribution of electric energy for sale, or for the production, transmission or distribution of natural gas or manufactured gas.

                         Cleco Corp. has the following subsidiaries:

                                  a.        Cleco Power LLC (Cleco Power) is a limited liability company organized under the laws of the State of Louisiana. It is an operating electric public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in portions of north, central, south central and southeast Louisiana. Cleco Power supplies retail electric service and electric power for resale to approximately 264,000 customers and is engaged in energy management services.

                         As of December 31, 2003, Cleco Power owned electric generating facilities with an aggregate net capacity of approximately 1,359 megawatts (MW). Cleco Power also owned an electric transmission system (69 Kilovolts (kV) and above) of approximately 1,209 circuit miles, including 17 miles of 69 kV lines; 663 miles of 138 kV lines; 462 miles of 230 kV lines; and 67 miles of 500 kV lines, and an electric distribution system of approximately 11,132 circuit miles, including 644 circuit miles of underground distribution. Electric substation capacity associated with the above-described electric system consisted of 224 distribution substations with a total installed transformer capacity of 1,844 Megavolts — ampere (MVa) and 69 transmission substations with a total installed transformer capacity of 9,068 MVa. The electric generating stations and substations, transmission and distribution systems, general office building, central warehouse, regional customer service offices/centers, and call center are all located in Louisiana.

                         Cleco Power does not own any properties for the production, transmission or distribution of natural gas or manufactured gas.

                                  b.        Cleco Midstream, a wholly owned subsidiary of Cleco Corp., is organized under the laws of the State of Louisiana. Its subsidiaries are engaged in energy procurement, wholesale generation project development, exempt wholesale generation, natural

2     Our understanding is that the acquisition of the Perryville generating facility by Entergy LA, a public utility subsidiary of a registered holding company (Entergy Corporation), will be an acquisition by a public-utility company of utility assets the acquisition of which will have been expressly authorized by the LPSC. Accordingly, pursuant to Section 9(b)(1) of the Act, Commission authorization will not be required for this acquisition.

gas pipeline operations, generation facilities operations and maintenance, and energy management services.

                                  c.        Perryville Holdings, a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana. Its sole activity is to hold the voting securities of Perryville.

                                  d.        Perryville, a wholly owned subsidiary of Perryville Holdings, is currently organized under the laws of the State of Delaware. It owns and operates the Perryville facility, located in northeast Louisiana.

                                  e.        Acadia Power Holdings LLC (Acadia Holdings), a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and serves as an intermediary holding company that owns a 50% interest in Acadia Power Partners LLC (Acadia Partners).

                                  f.        Acadia Partners Pipeline LLC, a wholly owned subsidiary of Acadia Partners, is organized under the laws of the State of Louisiana and owns an intrastate natural gas pipeline connecting Acadia Partners’ natural gas-fired power plant to the interstate natural gas transmission grid.

                                  g.        Cleco Evangeline, LLC (Cleco Evangeline), a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and owns a 775MW electric generation facility. Cleco Evangeline is an EWG.

                                  h.        Acadia Partners, which is 50% owned by Acadia Holdings , is organized under the laws of the State of Delaware and owns a 1,160MW electric generation facility. Acadia Partners is an EWG.

                                  i.        Cleco Energy LLC (Cleco Energy), a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Texas. Cleco Energy engages primarily in the wholesale marketing of natural gas, as well as natural gas production, gathering and transmission.[3]

                                  j.        DeSoto Pipeline Company, Inc.(DeSoto Pipeline), a wholly owned subsidiary of Cleco Energy, is incorporated under the laws of the State of Louisiana and engages in the ownership and operation of intrastate natural gas transmission pipelines.[3]

                                  k.        Four Square Production, LLC (Four Square), a wholly owned subsidiary of Cleco Energy, is organized under the laws of the State of Texas and previously engaged in the ownership and operation of oil and natural gas producing wells. On September 15, 2004, Four Square sold substantially all of its assets to an unaffiliated third party.

3     In October, 2004, Cleco Energy and DeSoto Pipeline entered into a Purchase and Sale Agreement with unaffiliated third parties to sell substantially all of their assets. The contemplated sale includes all of Cleco Energy’s interest in Hudson SVD, as well as all of Hudson SVD’s interest in Providence Partners. It is anticipated the sale will be completed by December, 2004.

                                  l.        Hudson SVD, LLC (Hudson SVD), is owned 50% by Cleco Energy and is organized under the laws of the State of Texas. Hudson SVDowns a natural gas gathering system.[3]

                                  m.        Providence Partners, LLC (Providence Partners), owned 93% by Hudson SVD is organized under the laws of the State of Texas and engages in the development and operation of a natural gas gathering system and natural gas processing plant.[3]

                                  n.        Cleco Generation Services LLC, a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and is a services company that provides electric power plant operations and maintenance expertise to Cleco Evangeline and Perryville power plants.

                                  o.        Cleco Marketing & Trading LLC (Cleco Marketing), a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and provided energy management services prior to May 2003. Cleco Marketing does not own or operate facilities for the generation, transmission, or distribution of electric or natural gas energy for sale.

                                  p.        CLE Intrastate Pipeline Company LLC (CLE Pipeline), a wholly owned subsidiary of Cleco Midstream, is incorporated under the laws of the State of Louisiana. CLE Pipeline operates an intrastate natural gas transmission pipeline connecting Cleco Evangeline’s natural gas-fired power plant to the interstate natural gas transmission grid.

                                  q.        Cleco Support Group LLC, a wholly owned subsidiary of Cleco Corp., is organized under the laws of the State of Louisiana and provides joint and common administrative support services to Cleco Corp. and its affiliates in the areas of information technology; finance, cash management, accounting and auditing; human resources; corporate communications; project consulting; risk management; strategic and corporate development; legal, ethics and compliance; and other administrative services. It also provides electric power plant operations, maintenance, and engineering expertise to Cleco Power, Cleco Evangeline, Perryville, and Acadia Partners’ power plants and potentially to other generation owners, such as utilities, EWGs, rural electric cooperatives, municipal electric systems, and manufacturing industries with plant site generation.

                                  r.        CLE Resources, Inc. (CLE Resources), a wholly owned subsidiary of Cleco Corp., is incorporated under the laws of the State of Delaware. The sole function of CLE Resources is to provide financing for certain Cleco Corp. subsidiaries.

                                  s.        Cleco Innovations LLC, a wholly owned subsidiary of Cleco Corp., is organized under the laws of the State of Louisiana and serves as an intermediary holding company.

                                  t.        Cleco ConnexUs LLC, a wholly owned subsidiary of Cleco Innovations, is organized under the laws of the State of Louisiana and is currently inactive.

                                  u.        Diversified Lands LLC, a wholly owned subsidiary of Cleco Innovations, is organized under the laws of the State of Louisiana and its sole function is to manage and develop real estate property.

                                  v.        UTS, LLS, a wholly owned subsidiary of Cleco Innovations, is organized under the laws of the State of Louisiana and currently is inactive.

                                  w.        STUCO Innovations, Inc., a wholly owned subsidiary of UTS, LLC, is organized under the laws of the State of Alabama and currently is inactive.

ITEM 2.         FEES, COMMISSIONS AND EXPENSES

                         It is currently estimated that the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the Transaction, will total approximately $60,000, as follows:

Legal fees and expenses	$50,000
Other	$10,000
Total	$60,000

ITEM 3.         APPLICABLE STATUTORY PROVISIONS

                       3.1       General Overview of Applicable Statutory Provisions

                         Section 9(a)(2) of the Act provides that Commission approval under Section 10 of the Act is required for any person to acquire, directly or indirectly, any security of any public-utility company, if such person already is an affiliate, under Section 2(a)(11)(A) of the Act, or will, by virtue of the acquisition, be an affiliate under Section 2(a)(11)(A), of two or more public-utility companies. The relevant standards for approval of an application under Section 10 are set forth in subsections (b), (c) and (f) thereof. Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless the Commission finds that:

                                  a.        the acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

                                  b.        in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

                                  c.        the acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

                         Section 10(f) provides that the Commission:

shall not approve any acquisition . . . unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of Section 11.

                         Section 10(c) of the Act provides that, notwithstanding the provision of Section 10(b), the Commission shall not approve:

                                  d.        an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

                                  e.        the acquisition of securities or utility assets of a public-utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system.

                         3.2       Compliance with Standards of Section 10

                         The Transaction meets all the substantive requirements of subsections (b), (c) and (f) of Section 10 and therefore should be approved.

                                  a.        The Acquisition is Lawful Under Section 8 of the Act and Is Not Detrimental to the Carrying Out of the Provision of Section 11.

                         Section 10(c)(1) provides that the Commission shall not approve an acquisition that “is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11.” Section 8 prohibits an acquisition by a registered holding company of an interest in an electric utility and a gas utility serving substantially the same territory without the express approval of the State commission when State law prohibits or requires approval of such acquisition. By its terms, Section 8 applies only to registered holding companies and is thus inapplicable to Cleco Corp., which is exempt under Section 3(a)(1) of the Act. In any event, the Transaction for which approval is sought does not involve any gas utility; hence the Transaction clearly is not unlawful under Section 8.

                         Approval of the Transaction is not detrimental to the carrying out of the provisions of Section 11, which provides, in subsection (b)(1) thereof, that every registered holding company and its subsidiaries shall limit their operations “to a single integrated public-utility system . . . ” Section 11(b)(1) permits a registered holding company to own one or more additional integrated public-utility systems only if the requirements of Section 11(b)(1)(A)-(C) (the “ABC clauses”) are satisfied.[4] Like Section 8, Section 11(b)(1) by its terms applies only to

4     Under the “ABC clauses,” a registered holding company can own “one or more” additional integrated public-utility systems if the Commission finds that: “(A) Each of such additional systems cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system; (B) All of such additional systems are located in one State, or in adjoining States, or in a contiguous foreign country; and (C) The continued combination of such systems under the control of such holding company is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation.”

registered holding companies and therefore does not preclude the acquisition and ownership of an additional electric integrated system by an exempt holding company.

                         The Commission has previously held that a holding company may acquire additional utility assets that will not, when combined with its existing utility assets, make up an integrated system or company fully with the ABC clauses, provided that there is de facto integration of contiguous utility properties and the holding company will be exempt from registration under Section 3(a) of the Act following the acquisition. See UniSource Energy Corp., Holding Co. Act Release No. 27706 (August 1, 2003) (“UniSource”), BL Holding Corp., Holding Co. Act Release No. 26875 (May 15, 1998) (citing TUC Holding Company, 53 S.E.C. 101 (1997) and Gaz Metropolitain, Inc., 52 S.E.C. 56 (1994)). De facto integration exists where the utility systems of the acquiring company and the acquired company overlap or are adjacent to one another, the systems will be coordinated administratively following the proposed acquisition, and the proposed acquisition will allow the systems to compete more effectively without giving rise to any of the abuses that the Act was designed to prevent, such as ownership of scattered utility properties, inefficient operations, lack of local management or evasion of state regulation. Id.

                         The Commission has also determined that de facto integration of separate utility systems existed where the service territories of the primary and additional system, although not contiguous, were in close proximity to one another and both were located in the same state. UniSource; citing Sierra Pacific Resources, et al., Holding Co. Act Release No. 27054 (July 26, 1999) (“Sierra”). In Sierra, following a merger and restructuring, Sierra Pacific Resources became a holding company, with Nevada Power Company and Sierra Pacific Power Company as its electric utility subsidiaries. Sierra and Nevada Power are not physically interconnected and would not be jointly dispatched; consequently the Commission held that they do not constitute an electric integrated system within the meaning of Section 2(a)(29)(A).[5]

                         The Commission found that de facto integration of the Sierra Pacific Power and Nevada systems existed, because the two systems will be coordinated operationally and administratively. The Commission noted that while the service territories of the two subsidiary electric utilities were not contiguous or overlapping, they were “in close proximity to one another.”

                         Similarly, in UniSource the Commission held that there would be de facto integration of the primary electric system of Tucson Electric Power Company (“TEP”), which operates in and around the City of Tucson, with both a contiguous utility and as well as an additional electric utility system operating in northwest Arizona, which is not contiguous with the TEP system and was located approximately 175 miles from the TEP system. The

5     The distance between the two service territories is approximately 38 miles. Id. at n.7.

Commission noted that the service territory of the additional electric system “is in close proximity to the [TEP] system” and that the service territories of the Primary System and each of the Additional Systems are located entirely within Arizona.”[6]

                         In the instant case, following the completion of the Transaction, Cleco Corp.’s public utility company systems will be comprised of (1) a primary system, the Cleco Power electric utility system, comprised of generation, transmission and distribution facilities located in central and southeastern Louisiana, and (2) an additional electric utility system, consisting of the interconnection facilities owned by Perryville and located in northeast Louisiana. As in Sierra and Unisource, the two systems are in close proximity to one another[7] and are both in the same state. The Transaction clearly falls within the Commission’s precedent, since (i) there will be de facto integration of the Cleco Power system and the Perryville system, (ii) Cleco Corp. will be an exempt holding company under Section 3(a)(1) of the Act following completion of the Transaction,[8] and (iii) Cleco Corp. will administratively coordinate the activities of Perryville and Cleco Power. Moreover, the Transaction will not give rise to any of the abuses, such as

6     See also AES Corp., Holding Company Act Release No. 27363, (2001) (non-contiguous electric utility systems in the same state and in close geographical proximity appear to be able to achieve de facto integration).

7     At their closest points, the Cleco Power system and the Perryville system are approximately 96 miles apart.

8     To determine whether a public-utility subsidiary is material, the Commission considers the gross operating revenues, net operating revenues, utility operating income, net utility income, and net utility plant of the subsidiary. Nipsco Industries, Inc., 53 S.E.C. 1296, Release No. 35-26975 (Feb. 10, 1999). The Commission usually relies on a comparison of gross revenues. Id. Upon the sale of the Perryville generating facility and the loss of its EWG status, it is projected that, on an annual basis, Perryville’s gross operating revenues, net revenues, operating income and net income will represent 0.13%, 0.13%, 3.82% and 0.42% of Cleco Corp.’s total gross operating revenues, net revenues, operating income and net income, respectively, based on 2003 data for Cleco Corp. These percentages are well below the percentages that are required for a public-utility subsidiary to be material, Id. at n.45, and accordingly show that Perryville will not be a material public-utility subsidiary of Cleco Corp.

        To determine if a company is “predominantly intrastate in character” and operates “substantially in a single State,” the Commission considers a variety of quantifiable factors, in particular the combined figures for out-of-state utility operations as a percentage of the pro-forma post-acquisition consolidated system figures. Id. at n.58. Except for sales made pursuant to an energy management agreement with Mississippi Delta Energy Agency (“MDEA”) entered into in 2003, which take place in Mississippi, all of Cleco Power’s retail and wholesale sales of electric energy occur in Louisiana or at the Louisiana border. In 2003, Cleco Power derived 0.74% of its gross operating revenues, 0.74% of its net operating revenues, 0.48% of its utility operating income, and 0.58% of its net utility income from sales of electricity to MDEA. The remainder of Cleco Power’s income and revenues were derived from Louisiana sales. All of Cleco Power’s net utility plant is located in Louisiana, and Cleco Power is not engaged in the sale of natural or manufactured gas.

        The combined gross operating revenues, net revenues, operating income and net income of Perryville and those from Cleco Power’s MDEA energy management contract will comprise 0.73%, 0.73%, 6.77% and 1.31% of Cleco Corp.’s total gross operating revenues, net revenues, operating income and net income, respectively. These percentages are far below the levels that the Commission has determined satisfy this standard. Id. Moreover, all utility plant owned by the two Cleco Corp. subsidiary companies, Cleco Power and Perryville, is located in Louisiana. Accordingly, Cleco Corp. will satisfy the “predominantly intrastate in character” standard for exemption under Section 3(a)(1). Following the closing of the Transaction, Cleco Corp. will submit a revised Form U-3A-2 in which it will continue to claim an exemption under Section 3(a)(1) and Rule 2.

ownership of scattered utility properties, inefficient operations, lack of local management or evasion of state regulation, that the Act, including Section 11(b)(1), was intended to prevent.

                                  b.        The Acquisition Will Serve the Public Interest by Tending Toward the Economical and Efficient Development of an Integrated Public-Utility System.

                         The economies and efficiencies expected to result from the Transaction are sufficient to satisfy the standards of Section 10(c)(2). Ownership of Cleco Power and Perryville by Cleco Corp. will result in economies and savings, in areas such as billing, operations and maintenance, regulatory and other governmental filings and compliance, and general administrative costs.

                         The Commission has noted that economies and efficiencies that cannot be quantified should be taken into account in this analysis, as “specific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable.” Centerior Energy Corporation, 49 S.E.C. 472, 480 (1986), citing American Electric Power Company, Inc., 46 S.E.C. 1299, 1322 (1978). The Commission has also previously held that, where a holding company will be exempt under Section 3(a) of the Act following an acquisition of nonintegrating utility assets, it is sufficient for purposes of Section 10(c)(2) to find benefits to one integrated system. See BL Holding Corp., Holding Co. Act Release No. 26875 (May 15, 1998).

                                  c.        Compliance with Relevant State Law

                         Section 10(f) of the Act states that the Commission may not approve a proposed acquisition unless it finds that the applicant has complied with all applicable state laws. Perryville’s retention of the interconnection facilities is in compliance with Louisiana law and does not require any additional approvals.

                                  d.        The Acquisition Will Not Tend Towards Interlocking Relations or Concentration of Control of Public-Utility Companies that is Detrimental to the Public Interest or Interest of Investors or Consumers.

         (i)        Interlocking Relationships. As discussed above, Cleco Corp. already is the indirect owner of Perryville, so that the change in Perryville’s status from an EWG to a public-utility company does not result in any increase in interlocking relations or concentration of control of public-utility companies.

(ii) Concentration of Control. For the same reason described in (i), the Transaction does not result in any concentration of control of public-utility companies.

         (iii)        Economies and Efficiencies. As previously described, the Transaction will enable Perryville to achieve administrative efficiencies. Thus, the transaction will not lead to the type of concentration of control over utilities, unrelated to operating efficiencies, that Section 10(b)(1) was intended to prevent.[9]

                                  e.        The Consideration To Be Paid Is Reasonable and Bears a Fair Relation to the Value of the Utility Assets Underlying the Securities To Be Acquired.

                         Section 10(b)(2) precludes approval of an acquisition if the consideration to be paid in connection with the transaction, including all fees, commissions and other remuneration, is “not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of . . . the utility assets underlying the securities to be acquires.” No issues are raised, as Cleco Corp. already owns Perryville and no consideration is being paid.

                                  f.        Section 10(b)(3) requires the Commission to determine whether a proposed acquisition will “unduly complicate the capital structure” or be “detrimental to the public interest or the interest of investors or consumers or the proper functioning” of the holding company system. The intent of these requirements is to assure the financial soundness of the holding company system, with particular regard to the proper balance of debt and equity. No issue is raised by this requirement, as the capital structure of the Cleco Corp. system following the Transaction will be identical to its current structure.

ITEM 4.         REGULATORY APPROVALS

                         No state or federal commission, other than this Commission, has jurisdiction over the Transaction.[10]

ITEM 5. PROCEDURE

                         Applicant requests Commission action by January 31, 2005. The Division of Investment Management may assist in the preparation of the Commission’s decision. There is no need for a 30 day waiting period between the issuance of the Commission’s order and the date on which it is to become effective.

9     See Section 1(b)(4) of the Act (finding that the public interest and interests of consumers and investors are adversely affected “when the growth and extension of holding companies bears no relation to economy of management and operation or the integration and coordination of related operating properties, regulate the rates charged consumers.”) Since Cleco Corp., through Perryville, already owns the interconnection facilities, there are no anti-competitive effects.

10     As previously indicated, FERC has issued an order disclaiming jurisdiction over the sale of the Perryville generating facility to Entergy LA. A copy of the FERC’s order is filed herewith as Exhibit D-2. Also, Entergy LA’s purchase of the Perryville generating facility is subject to approval of the LPSC. Further, the acquisition of the Perryville generating facility by Entergy LA is exempt from Section 9(a)(1) of the Act pursuant to Section 9(b)(1).

ITEM 6.         EXHIBITS AND FINANCIAL STATEMENTS

6.1	Exhibits
A-1
First Amended and Restated Articles of Organization of CLECO Midstream Resources LLC

Article of Organization of Perryville Energy Holdings LLC

Perryville Energy Partners, LLC, Amended and Restated Limited Liability Company Agreement
	B	Not applicable
	C	Not applicable
	D-1	Petition for Declaratory Order Disclaiming Jurisdiction, filed with FERC on July 14, 2004
	D-2	Order Disclaiming Jurisdiction Over Disposition of Generating Facility, issued by FERC October 6, 2004
E
Because Perryville does not have a service area, Applicants request waiver of the requirement to submit a map showing the interconnection or relationship of the properties of Perryville and Cleco Power
	F	Opinion of Counsel (to be filed by amendment)
	G	Proposed Form of Federal Register notice
6.2	Financial Statements
FS-1
Consolidated balance sheet and income statement as of and for the fiscal year ended December 31, 2003 (incorporated by reference to Cleco Corp.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, File No. 001-15759)
FS-2
Consolidated balance sheet and income statement as of and for the nine months ended September 30, 2004 (incorporated by reference to Cleco Corp.'s Quarterly Report on Form 10-Q for the period ended September 30, 2004, File No. 001-15759)

ITEM 7.         INFORMATION AS TO ENVIRONMENTAL EFFECTS

                         The Transaction does not involve a “major federal action” nor will it “significantly affect the quality of the human environment” as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. The Transaction will not result in changes in the operation of Cleco Corp. or its subsidiaries that will have an impact on the environment.

No other federal agency has prepared or is preparing an environmental impact statement with respect to the Transaction.

SIGNATURE

                         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

CLECO CORPORATION
By:	/s/ David M. Eppler Name: David M. Eppler Title: President and Chief Executive Officer